SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G**

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

La Quinta Properties, Inc.
La Quinta Corporation
(formerly
Meditrust Corporation
Meditrust Operating Company)
(Name of Issuers)

Common Stock
(Title of Class of Securities)

50419U202
(CUSIP Number)

December 31, 2003
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/  /  Rule 13d-1(b)
/  /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 13,161,925, which constitutes approximately 9.2% of the 143,281,957 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 143,221,957 shares outstanding. As of October 24, 2003, there were 152,652,105 shares of La Quinta Corporation outstanding and 143,221,957 shares of La Quinta Properties, Inc. class B common stock outstanding.

1.     Name of Reporting Person:

         Sid R. Bass, Inc.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization:  Texas

                5.     Sole Voting Power: 2,442,067 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 2,442,067 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,442,067

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 1.7%

12.     Type of Reporting Person: CO

----------------------------
(1)     Power is exercised through its Chief Executive Officer, Sid R. Bass.

1.     Name of Reporting Person:

         Lee M. Bass, Inc.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization:  Texas

                5.     Sole Voting Power: 2,442,067 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 2,442,067 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,442,067

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

         /   /

11.     Percent of Class Represented by Amount in Row (9): 1.7%

12.     Type of Reporting Person: CO

----------------------------
(1)     Power is exercised through its Chief Executive Officer, Lee M. Bass.

1.     Name of Reporting Person:

        Peter Sterling

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization:  Peter Sterling is a citizen of the United States of America.

                5.     Sole Voting Power: 337,600
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 337,600
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         337,600

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9):  0.2%

12.     Type of Reporting Person: IN

---------------

1.     Name of Reporting Person:

        The Airlie Group L.P.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Delaware

                5.     Sole Voting Power: 269,633 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power: -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 269,633 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         269,633

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 0.2%

12.     Type of Reporting Person: PN

----------------------------
(1)     Power is exercised through its sole general partner, EBD L.P.

1.     Name of Reporting Person:

         William P. Hallman, Jr.

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: William P. Hallman, Jr. is a citizen of the United States of America.

                5.     Sole Voting Power: 4,515,720 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  269,633 (2)
Owned By
Each
Reporting       7.     Sole Dispositive Power:  4,515,720 (1)
Person
With
                8.     Shared Dispositive Power: 269,633 (2)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          4,785,353 (1)(2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): 3.3%

12.     Type of Reporting Person: IN

----------------------------
(1)     Solely in his individual capacity with respect to 3,354,345 shares and in his capacity as the trustee of (a) Annie R. Bass Grandson's Trust for Sid R. Bass with respect to 527,188 shares and (b) Annie R. Bass Grandson's Trust for Lee M. Bass with respect to 527,188 shares. Also, in his capacity as the trustee of the 1990 Sterling Trust with respect to 106,999 shares of the Stock.
(2)     Solely in his capacity as the President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, with respect to 269,633 shares of the Stock.

1.     Name of Reporting Person:

         Annie R. Bass Grandson's Trust for Sid R. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 527,188 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 527,188 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          527,188

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

            /   /

11.     Percent of Class Represented by Amount in Row (9): 0.4%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, William P. Hallman, Jr.

1.     Name of Reporting Person:

        Annie R. Bass Grandson's Trust for Lee M. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 527,188 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 527,188 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         527,188

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9): 0.4%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, William P. Hallman, Jr.

1.     Name of Reporting Person:

        Clive D. Bode

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization:  Clive D. Bode is a citizen of the United States of America.

                5.     Sole Voting Power: 2,892,836
Number of
Shares
Beneficially    6.     Shared Voting Power   -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 2,892,836
Person
With
                8.     Shared Dispositive Power:  -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,952,836 (1)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.     Percent of Class Represented by Amount in Row (9):  2.1% (2)

12.     Type of Reporting Person: IN

---------------
(1)     Assumes the exercise of director options held by Mr. Bode to purchase 60,000 shares of Common Stock.
(2)     Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 143,281,957 shares of the Stock outstanding.

1.     Name of Reporting Person:

        Sterling 1990 Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 106,999 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 106,999 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         106,999

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, William P. Hallman, Jr.

1.     Name of Reporting Person:

        Lee C. Hallman Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 67,334 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 67,334 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         67,334

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, W.R. Cotham.

1.     Name of Reporting Person:

        Mary S. Hallman Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 67,334 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 67,334 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         67,334

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, W.R. Cotham.

1.     Name of Reporting Person:

        William P. Hallman III Trust

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                5.     Sole Voting Power: 67,334 (1)
Number of
Shares
Beneficially    6.     Shared Voting Power:  -0-
Owned By
Each
Reporting       7.     Sole Dispositive Power: 67,334 (1)
Person
With
                8.     Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

         67,334

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

           /   /

11.     Percent of Class Represented by Amount in Row (9): less than 0.1%

12.     Type of Reporting Person: 00 - Trust

----------------------------
(1)     Power is exercised through its trustee, W.R. Cotham.

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend their Schedule 13G Statement dated February 10, 1999, as amended by Amendment No. 1 dated October 14, 1999, as amended by Amendment No. 2 dated December 3, 1999, as amended by Amendment No. 3 dated February 14, 2001, as amended by Amendment No. 4 dated February 14, 2002 (the "Schedule 13G"), relating to the paired Common Stock, $0.10 par value (the "Stock"), of La Quinta Properties, Inc. and La Quinta Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a).     Names of Persons Filing.

     Item 2(a) is hereby amended by adding at the end thereof the following:

For purposes of this and future filings, HTH will no longer be considered a Reporting Person.

Item 2(e).     CUSIP Number.

     Item 2(e) is hereby amended and restated in its entirety as follows:

The CUSIP number of the Stock is 50419U202.

Item 4.     Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

SRB, Inc.

The aggregate number of shares of the Stock that SRB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,442,067, which constitutes approximately 1.7% of the outstanding shares of the Stock.

LMB, Inc.

The aggregate number of shares of the Stock that LMB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,442,067, which constitutes approximately 1.7% of the outstanding shares of the Stock.

PS

In his individual capacity, the aggregate number of shares of the Stock that PS owns beneficially, pursuant to Rule 13d-3 of the Act, is 337,600, which constitutes approximately 0.2% of the outstanding shares of the Stock.

TAG

The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3 of the Act, is 269,633, which constitutes approximately 0.2% of the outstanding shares of the Stock.

WPH

Because of his positions as (i) the trustee of each of ARBS and ARBL, (ii) President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, (iii) the trustee of the 1990 ST, and because of his individual ownership of 3,354,345 shares of the Stock, WPH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,785,353 shares of the Stock in the aggregate, which constitutes approximately 3.3% of the outstanding shares of the Stock.

ARBS

The aggregate number of shares of the Stock that ARBS owns beneficially, pursuant to Rule 13d-3 of the Act, is 527,188, which constitutes approximately 0.4% of the outstanding shares of the Stock.

ARBL

The aggregate number of shares of the Stock that ARBL owns beneficially, pursuant to Rule 13d-3 of the Act, is 527,188, which constitutes approximately 0.4% of the outstanding shares of the Stock.

CDB

In his individual capacity, the aggregate number of shares of the Stock that CDB owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,952,836, which constitutes approximately 2.1% of the 143,281,957 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

1990 ST

The aggregate number of shares of the Stock that 1990 ST owns beneficially, pursuant to Rule 13d-3 of the Act, is 106,999, which constitutes less than 0.1% of the outstanding shares of the Stock.

LCHT

The aggregate number of shares of the Stock that LCHT owns beneficially, pursuant to Rule 13d-3 of the Act, is 67,334, which constitutes less than 0.1% of the outstanding shares of the Stock.

MSHT

The aggregate number of shares of the Stock that MSHT owns beneficially, pursuant to Rule 13d-3 of the Act, is 67,334, which constitutes less than 0.1% of the outstanding shares of the Stock.

WPHIIIT

The aggregate number of shares of the Stock that WPHIIIT owns beneficially, pursuant to Rule 13d-3 of the Act, is 67,334, which constitutes less than 0.1% of the outstanding shares of the Stock.

Controlling Persons

SRB

Because of his position as Chief Executive Officer of SRB, Inc., SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,442,067 shares of the Stock, which constitutes approximately 1.7% of the outstanding shares of the Stock.

LMB

Because of his position as Chief Executive Officer of LMB, Inc., LMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,442,067 shares of the Stock, which constitutes approximately 1.7% of the outstanding shares of the Stock.

EBD

Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 269,633 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

TMT-FW

Because of its position as one of two general partners of EBD, the sole general partner of TAG, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 269,633 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

DAC

Because of his position as one of two general partners of EBD, the sole general partner of TAG, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 269,633 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

WRC

Because of his position as Trustee of LCHT, MSHT and WPHIIIT, WRC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 202,002 shares of the Stock, which constitutes approximately 0.1% of the outstanding shares of the Stock.

(c)

Reporting Persons

SRB, Inc.

Acting through its Chief Executive Officer, SRB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,442,067 shares of the Stock.

LMB, Inc.

Acting through its Chief Executive Officer, LMB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,442,067 shares of the Stock.

PS

PS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 337,600 shares of the Stock.

TAG

Acting through its sole general partner, TAG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock.

WPH

Acting in his individual capacity and in his capacity as Trustee of each of ARBS, ARBL, and 1990 ST, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,515,720 shares of the Stock.  Also, in his capacity as the President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, WPH has shared power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock.

ARBS

Acting through its Trustee, ARBS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 527,188 shares of the Stock.

ARBL

Acting through its Trustee, ARBL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 527,188 shares of the Stock.

CDB

CDB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,892,836 shares of the Stock.

1990 ST

Acting through its Trustee, 1990 ST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 106,999 shares of the Stock.

LCHT

Acting through its Trustee, LCHT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 67,334 shares of the Stock.

MSHT

Acting through its Trustee, MSHT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 67,334 shares of the Stock.

WPHIIIT

Acting through its Trustee, WPHIIIT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 67,334 shares of the Stock.

Controlling Persons

SRB

In his capacity as Chief Executive Officer of SRB, Inc., SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,442,067 shares of the Stock.

LMB

In his capacity as Chief Executive Officer of LMB, Inc., LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,442,067 shares of the Stock.

EBD

As the sole general partner of TAG, EBD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock.

TMT-FW

As one of two general partners of EBD, which is the sole general partner of TAG, TMT-FW has shared power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock.

DAC

As one of two general partners of EBD, which is the sole general partner of TAG, DAC has shared power to vote or to direct the vote and to dispose or to direct the disposition of 269,633 shares of the Stock.

WRC

In his capacity as Trustee of LCHT, MSHT and WPHIIIT, WRC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 202,002 shares of the Stock.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:    January 30, 2004

By: /s/ W. R. Cotham
W. R. Cotham,
Vice President of:

   SID R. BASS, INC.
   LEE M. BASS, INC.

By: /s/ W. R. Cotham
W. R. Cotham,
Attorney-in-Fact for:

 PETER STERLING(1)

/s/ William P. Hallman, Jr.
William P. Hallman, Jr.,
Individually and as Trustee
of each of:

   ANNIE R. BASS GRANDSON'S
   TRUST FOR SID R. BASS

   ANNIE R. BASS GRANDSON'S
   TRUST FOR LEE M. BASS

   STERLING 1990 TRUST

THE AIRLIE GROUP L.P.,
a Delaware limited partnership

By:  EBD L.P.,
a Delaware limited partnership,
General Partner

By:  TMT-FW, INC., a Texas
corporation,
General Partner

By: /s/ W. R. Cotham
W. R. Cotham,
Vice President

/s/ Clive D. Bode
Clive D. Bode

/s/ W.R. Cotham.
W.R. Cotham,
As Trustee of each of:

LEE C. HALLMAN TRUST
MARY S. HALLMAN TRUST
WILLIAM P. HALLMAN III TRUST

(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Peter Sterling previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT                                     DESCRIPTION

99.1     Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.